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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549


                                     Schedule 13G

               Information Statement Pursuant to Rules 13d-1 and 13d-2
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. __)


                                     MARCH 3, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

                                FOCUS ENHANCEMENTS, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      344159-10-8
--------------------------------------------------------------------------------
                                    (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this schedule is filed

           / /       Rule 13d - 1(b)
           /X/       Rule 13d - 1(c)
           / /       Rule 13d - 1(d)

-------------

The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 5

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CUSIP No. 344159-10-8                     13G                  Page 2 of 5 Pages


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     JNC Opportunity Fund Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)   / /

                                                  (b)   /X/


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
     --------------------------------------------------------------------------
               5    SOLE VOTING POWER

NUMBER OF
SHARES              1,419,795
      -------------------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY
EACH           0
      -------------------------------------------------------------------------
REPORTING      7    SOLE DISPOSITIVE POWER
PERSON
WITH                1,419,795
      -------------------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
                    -----------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,419,795
                    -----------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                               / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.2
                    -----------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                    CO
                    -----------------------------------------------------------

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CUSIP No. 344159-10-8                  13G                    Page 3 of 5 Pages



Item 1(a).     Name of Issuer:

               Focus Enhancements, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               142 North Road, Sudbury, MA 01776

Item 2(a).     Name of Person Filing:

               JNC Opportunity Fund Ltd. (the "Fund")

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               c/o Olympia Capital (Cayman) Ltd., c/o Olympia Capital (Bermuda) Ltd., Williams House, 20 Reid Street, Hamilton HM 11, Bermuda

Item 2(c).     Citizenship:

               Cayman Islands

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share, of the Company ("Common Stock")

Item 2(e).     CUSIP Number:

               344159-10-8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    1,419,795*

               (b)  Percent of Class:

                    9.2%

               (c)  Number of shares as to which such person has:

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                    (i)    Sole power to vote or direct the vote:

                           1,419,795

                    (ii)   Shared power to vote or direct the vote:

                           0

                    (iii) Sole power to dispose or to direct the disposition of:

                           1,419,795

                     (iv) Shared power to dispose of or direct the disposition of:

                           0

*Note to Item 4. On or about March 3, 1998, the Fund acquired from the Company, for an aggregate purchase price of $3,000,000, (i) 1,092,150 shares of the Company's Common Stock, and (ii) a warrant (the "Warrant") to acquire an additional 327,645 shares of Common Stock. The Warrant becomes exercisable only if the average of the closing bid prices for the Common Stock on the Nasdaq SmallCap Market for any period of twenty (20) consecutive trading days is less than or equal to 75% of $3.6625 ($2.7469) at any time prior to August 25, 1999. To the extent the Warrant becomes exercisable, it may be exercised at any time and from time to time prior to March 3, 2005.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the Group.

          Not applicable

Item 9.   Notice of Dissolution of a Group.

          Not applicable

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: March 11        1998
                                    ---------------------------------

                                /s/
                              ---------------------------------------
                                   Neil T. Chau